

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.

12010216

SEC Mail Processing Section
FEB 27 2012
Washington DC
125

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 68574

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/11 (MM/DD/YY) AND ENDING 12/31/11 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Bexil Securities LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

11 Hanover Square
(No. and Street)

New York, New York 10005
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Thomas O'Malley 1-212-785-0400
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Tait, Weller & Baker LLP
(Name – *if individual, state last, first, middle name*)

1818 Market Street, Suite 2400, Philadelphia, PA 19103
(Address) (City) (State) (Zip Code)



SECURITIES AND EXCHANGE COMMISSION
RECEIVED
FEB 27 2012
REGISTRATIONS BRANCH
02

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Thomas O'Malley, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Bexil Securities LLC, as of December 31, 2011, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Signature

Vice President &
Chief Financial Officer

Title



Notary Public

IRENE K. KAWCZYNSKI
Notary Public, State of New York
No. 01KA4899282
Qualified in Kings County
Commission Expires June 29, 2015

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of ~~Changes in Financial Condition~~ Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- x (o) Report of Independent Registered Public Accounting Firm on Internal Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

TAIT, WELLER & BAKER LLP



BEXIL SECURITIES LLC
(A Wholly-Owned Subsidiary of
BEXIL CORPORATION)

STATEMENT OF FINANCIAL CONDITION AND
REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

DECEMBER 31, 2011

TAIT, WELLER & BAKER LLP

TAIT, WELLER & BAKER LLP

Certified Public Accountants

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

The Member and Managers of
Bexil Securities LLC

We have audited the accompanying statement of financial condition of Bexil Securities LLC (a wholly-owned subsidiary of Bexil Corporation) as of December 31, 2011. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Bexil Securities LLC as of December 31, 2011, in conformity with accounting principles generally accepted in the United States of America.

Tait, Weller & Baker LLP

Philadelphia, Pennsylvania
February 23, 2012

BEXIL SECURITIES LLC
(A Wholly-Owned Subsidiary of Winmill & Co. Incorporated)

STATEMENT OF FINANCIAL CONDITION

December 31, 2011

ASSETS

Cash and cash equivalents	$1,626,420
Investments	4,153,922
Due from broker	243,219
Prepaid expenses	1,041
Total assets	$6,024,602

LIABILITIES AND MEMBER CAPITAL

Liabilities	
Payable to parent	$ 10,596
Accounts payable and accrued expenses	7,739
Total liabilities	18,335
Member Capital	
Member capital	5,900,000
Surplus	106,267
Total member capital	6,006,267
Total liabilities and member capital	$6,024,602

(1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

NATURE OF OPERATIONS

Bexil Securities LLC (***"BSLLC"*** or the ***"Company"***) is a Maryland Limited Liability Company. The Company is a single member limited liability company and Bexil Corporation ***("Bexil")*** is its sole member. The Company is registered under the Securities Exchange Act of 1934 (the ***"Exchange Act"***) as a broker-dealer and is a member of the Financial Industry Regulatory Authority, Inc. ***("FINRA")***. The Company may engage in the following business activities: Trading securities for its own account through a Proprietary Account of Introducing Brokers agreement ***("PAIB")*** with an unrelated broker dealer and mutual fund underwriter or sponsor on a best efforts basis.

ACCOUNTING ESTIMATES

In preparing financial statements in conformity with U.S. generally accepted accounting principles, management makes estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements, as well as the reported amounts of revenues and expenses during the reported period. Actual results could differ from those estimates.

INVESTMENTS

Investments are stated at fair value based on published market prices and unrealized gains and losses are recognized in the statement of income.

FAIR VALUE MEASUREMENT

Fair value is defined as the price that the Company would receive to sell an asset or pay to transfer a liability in an orderly transaction between market participants at the measurement date. The Company uses a three level hierarchy for fair value measurements based on the transparency of inputs to the valuation of an asset or liability. Inputs may be observable or unobservable and refer broadly to the assumptions that market participants would use in pricing the asset or liability. Observable inputs reflect the assumptions market participants would use in pricing the asset or liability based on market data obtained from sources independent of the Company. Unobservable inputs reflect the Company's own assumptions about the assumptions that market participants would use in pricing the asset or liability developed based on the best information available under the circumstances. The Company's investment in its entirety is assigned a level based upon the inputs which are significant to the overall valuation. The inputs or methodology used for valuing investments are not an indication of the risk associated with investing in those securities. The hierarchy of inputs is summarized below.

Level 1 – unadjusted quoted prices in active markets for identical assets or liabilities including securities actively traded on a securities exchange.

Level 2 – observable inputs other than quoted prices included in level 1 that are observable for the asset or liability which may include quoted prices for similar instruments, interest rates, prepayment speeds, credit risk, yield curves, default rates, and similar data.

Level 3 – unobservable inputs for the asset or liability including the Company's own assumptions about the assumption a market participant would use in valuing the asset or liability.

The following is a summary of the inputs used as of December 31, 2011 in valuing the Company's investments:

	Valuation Input			
	Level 1	**Level 2**	**Level 3**	**Total**
Common stock of publicly traded-affiliates	$4,153,922	$ -	$ -	$4,153,922

There were no transfers between level 1 and level 2 during the year ended December 31, 2011.

The carrying amounts of cash and cash equivalents, receivables, and accounts payable and accrued expenses approximate fair value because of the short maturity of these items.

CASH AND CASH EQUIVALENTS
Investments in money market funds and short-term investments and other marketable securities maturing in 90 days or less are considered to be cash equivalents.

INCOME TAXES
The Company is organized as a limited liability company and has elected to be treated as a disregarded entity for income tax purposes. Accordingly, no provision for federal, state, or local income taxes is required. The Company's taxable income or loss is reportable by Bexil, its sole member.

SUBSEQUENT EVENTS
The Company has evaluated the impact of all subsequent events through February 23, 2012, the date the financial statements were issued, and has determined that there were no events requiring recognition or disclosure in the financial statements.

(2) INVESTMENTS

At December 31, 2011 investments consisted of the following:

	Cost	**Fair Value**
Common stock of publicly traded affiliates:		
Dividend and Income Fund, Inc.	$4,074,004	$4,153,922

Dividend and Income Fund, Inc. ("DNI") retains Bexil Advisers LLC, a subsidiary of Bexil, as its investment adviser and certain officers and directors of the Company also serve as officers and or directors of DNI. The investment in DNI represents approximately 5% of the outstanding shares of DNI.

(3) NET CAPITAL REQUIREMENTS

The Company is subject to the Uniform Net Capital Rule under Rule 15c3-1 of the Exchange Act. The Company must maintain net capital, as defined, of not less than $100,000, or 6-2/3% of aggregate indebtedness, whichever is greater, and a ratio of aggregate indebtedness to net capital, as defined, of not more than 15 to 1.

At December 31, 2011, the Company had net capital, as defined, of $4,845,999, which exceeded its net capital requirement of $100,000 by $4,745,999. The ratio of aggregate indebtedness to net capital was approximately 0.004 to 1.

(4) RELATED PARTIES

Certain officers of the Company also serve as officers and/or directors of Winmill & Co. Incorporated ("Winco"), Tuxis Corporation ("Tuxis"), and their affiliates (collectively with Bexil, the "Affiliates"). At December 31, 2011, Winco, owned 222,644 shares of Bexil, and 234,665 shares of Tuxis, or approximately 22%, respectively, of the outstanding common stock of each company. Pursuant to an arrangement between a professional employer organization ("PEO") and the Affiliates, the PEO provides payroll, benefits, compliance, and related services for concurrently employed employees of the Affiliates in accordance with applicable rules and regulations of the Internal Revenue Service, and in connection therewith Midas Management Corporation ("MMC"), a subsidiary of Winco, acts as a conduit payer of compensation and benefits to Affiliate employees. Rent expense of jointly used office space and overhead expenses for various jointly used administrative and support functions jointly incurred by the Affiliates are allocated among them. As of December 31, 2011, the Company had a payable of $10,596 to reimburse Bexil for expenses paid on its behalf.

The Company's carrying value in DNI was $4,153,922 at December 31, 2011.

TAIT, WELLER & BAKER LLP
Certified Public Accountants
Philadelphia, New Jersey, New York
www.taitweller.com